Exhibit 99.1

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 2, 2026

August 11, 2026

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of Global Mofy AI Limited, a Cayman Islands exempted company (the “Company”), will be held on September 2, 2026 at 10:00 a.m., Beijing Time (September 1, 2026, at 10:00 p.m. Eastern Time), at the principal office of the Company located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, 100000, for the following purposes:

1.	Proposal One. It is resolved as an ordinary resolution that:

i. the ordinary resolution passed by shareholders at the annual general meeting of the Company held on January 5, 2026 (the Previous Meeting) approving that all of the authorised, issued, and outstanding Shares (as defined below) be consolidated at any one time or multiple times during a period of up to three (3) years after the date of the Previous Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always, that the accumulated consolidation ratio for any and all such share consolidation(s) shall be no less than two (2)-for-one (1) nor greater than five-hundred (500)-for-one (1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s current amended and restated memorandum and articles of association (the “Shareholder Approval”) be confirmed, approved and ratified;

ii. the share consolidation effected pursuant to the Shareholder Approval on a 50 for 1 ratio with effect from 11 June 2026 (the “Effective Date”) by resolutions of directors of the Company be confirmed, approved and ratified;

iii. the consolidation of the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the Shares) on a 50 for 1 ratio (the Share Consolidation), pursuant to which every 50 Shares of par value US$0.00003 each be consolidated into one Share of par value US$0.0015, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares as set out in the Company’s memorandum and articles of association, be confirmed, approved and ratified;

iv. the rounding of fractional entitlements to Shares in connection with the Share Consolidation up to the next whole Share be confirmed, approved and ratified;

v. the change to the authorised share capital of the Company from US$1,020,000.00 divided into 30,000,000,000 Class A Ordinary Shares with par value of US$0.00003 each and 4,000,000,000 Class B Ordinary Shares with par value of US$0.00003 each to US$1,020,000.00 divided into 600,000,000 Class A ordinary shares with a par value of US$0.0015 each and 80,000,000 Class B Ordinary Shares with a par value of US$0.0015 each be confirmed, approved and ratified; and

vi. each director, officer and authorised signatory of the Company from time to time is authorised and instructed to make all necessary or desirable filings with the Registrar of Companies relating to the Share Consolidation.

The Board urges shareholders to vote “FOR” Proposal One.

2.	Proposal Two. It is resolved, as a special resolution, that immediately following the Share Consolidation, the adoption of the Company’s fifth amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s fourth amended and restated memorandum and articles of association, to reflect the Share Consolidation be confirmed, approved and ratified. The Board urges shareholders to vote “FOR” Proposal Two.

3.	Proposal Three. It is resolved, as an ordinary resolution that:

i. all of the authorized, issued, and outstanding Shares be consolidated for one time, at a consolidation ratio of sixteen (16) to one (1), and on the 10th trading day after closing price of the Class A Ordinary Shares fails to meet the bid price requirement during a period of up to six (6) months after the date of the Meeting(the “New Share Consolidation”), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

ii. the change to the authorised share capital of the Company from US$1,020,000.00 divided into 600,000,000 Class A ordinary shares with a par value of US$0.0015 each and 80,000,000 Class B Ordinary Shares with a par value of US$0.0015 each to US$1,020,000.00 divided into 37,500,000 Class A ordinary shares with a par value of US$0.024 each and 5,000,000 Class B Ordinary Shares with a par value of US$0.024 each be confirmed, approved and ratified; and

iii. no fractional shares be issued in connection with the New Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the New Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share; The Board urges shareholders to vote “FOR” Proposal Three.

4.	Proposal Four. It is resolved, as a special resolution, that subject to and immediately following the New Share Consolidation, to adopt a further amended and restated memorandum of association of the Company in the form set out in Annex A hereto (the “Sixth Amended and Restated Memorandum and Articles of Association”), in substitution for, and to the entire exclusion of, the amended and restated memorandum of association of the Company then currently in effect, to reflect the New Share Consolidation. The Board urges shareholders to vote “FOR” Proposal Four.

5.	Proposal Five. It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three and Proposal Four. The Board urges shareholders to vote “FOR” Proposal Five.

Holders of record of our Class A Ordinary Shares, at the close of business on August 6, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting. A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about August 11, 2026.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,

Sincerely,

/s/ Haogang Yang
Haogang Yang
Chief Executive Officer, Director and Chairman of the Board

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON SEPTEMBER 2, 2026.

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

Proxy Statement

The board of directors (the “Board”) of Global Mofy AI Limited, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on September 2, 2026 at 10:00 a.m., Beijing Time (September 1, 2026, at 10:00 p.m. Eastern Time), at the principal office of the Company located at

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the ratification of the prior Share Consolidation, 2) the adoption of the Company’s fifth amended and restated memorandum and articles of association to reflect the Share Consolidation, 3) the approval of the New Share Consolidation, 4) the adoption of further amended and restated memorandum and articles of association to reflect the New Share Consolidation, and 5) the approval of the adjournment of the Meeting.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	FOR the ratification of the prior Share Consolidation;

●	FOR the adoption of the Company’s fifth amended and restated memorandum and articles of association;

●	FOR the approval of the New Share Consolidation;

●	FOR the adoption of further amended and restated memorandum and articles of association to reflect the New Share Consolidation;

●	FOR the adjournment of the Meeting.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on August 6, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 4,291,663 Class A Ordinary Shares and 163,344 Class B Ordinary Shares. Holders of Class A Ordinary Shares as of the Record Date are entitled to one vote for each share held for each of the proposals. Holders of Class B Ordinary Shares as of the Record Date are entitled to 20 votes for each share held for each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are two ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares; or

●	By Email — You can vote by email by signing, dating, scanning and emailing the enclosed proxy card to Proxy@Transhare.com.

●	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your instructions, your shares will be voted as follows:

●	FOR the ratification of the prior Share Consolidation;

●	FOR the adoption of the Company’s fifth amended and restated memorandum and articles of association;

●	FOR the approval of the New Share Consolidation;

●	FOR the adoption of further amended and restated memorandum and articles of association to reflect the New Share Consolidation;

●	FOR the adjournment of the Meeting.

What constitutes a quorum?

According to the Company’s articles of association, the presence in person or by proxy of one or more holders of at least one-third (1/3rd) of the paid up voting share capital of the Company shall be a quorum for the transaction of business except as otherwise provided by law.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the Meeting?

In accordance with the articles of association of the Company, all resolutions put to the vote of the Meeting shall be decided by way of a poll.

What is required to approve each item?

●	For Proposal One, an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

●	For Proposal Two, a special resolution which requires the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

●	For Proposal Three, an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

●	For Proposal Four, a special resolution which requires the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

●	For Proposal Five, an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

For the purpose of determining whether the shareholders have approved Proposal One to Proposal Four, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Five, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Five, which is considered routine matter.

How will Ordinary Shares represented by properly executed proxies be voted?

All Class A Ordinary Shares and Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail or email bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at +1 (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

PROPOSAL ONE

RATIFICATION, CONFIRMATION AND APPROVAL OF THE SHAREHOLDER APPROVAL AND THE SHARE CONSOLIDATION EFFECTED PURSUANT THERETO

General

At the annual general meeting of the Company held on January 5, 2026 (the “Previous Meeting”), the shareholders of the Company passed an ordinary resolution approving that all of the authorised, issued, and outstanding Shares be consolidated at any one time or multiple times during a period of up to three (3) years after the date of the Previous Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always, that the accumulated consolidation ratio for any and all such share consolidation(s) shall be no less than two (2)-for-one (1) nor greater than five-hundred (500)-for-one (1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s current amended and restated memorandum and articles of association (the “Shareholder Approval”).

Pursuant to the Shareholder Approval, by resolutions of the directors of the Company, the Company effected a consolidation of the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Shares”) on a 50 for 1 ratio with effect from June 11, 2026 (the “Effective Date”), pursuant to which every 50 Shares of par value US$0.00003 each were consolidated into one Share of par value US$0.0015 (the “Share Consolidation”), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares as set out in the Company’s memorandum and articles of association. In connection with the Share Consolidation, fractional entitlements to Shares were rounded up to the next whole Share, and the authorised share capital of the Company changed from US$1,020,000.00 divided into 30,000,000,000 Class A Ordinary Shares with par value of US$0.00003 each and 4,000,000,000 Class B Ordinary Shares with par value of US$0.00003 each to US$1,020,000.00 divided into 600,000,000 Class A Ordinary Shares with a par value of US$0.0015 each and 80,000,000 Class B Ordinary Shares with a par value of US$0.0015 each.

Purpose of the Ratification

The purpose of the Share Consolidation was to ensure the Company’s compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price per share of the Company’s Class A Ordinary Shares. The Share Consolidation affected all Shareholders uniformly and had no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional shares.

For the avoidance of doubt and out of an abundance of caution, the Board has determined that it is in the best interest of the Company and its shareholders to seek the confirmation, approval and ratification by the shareholders of: (i) the Shareholder Approval; (ii) the share consolidation effected pursuant to the Shareholder Approval on a 50 for 1 ratio with effect from the Effective Date by resolutions of the directors of the Company; (iii) the consolidation of the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares on a 50 for 1 ratio, pursuant to which every 50 Shares of par value US$0.00003 each were consolidated into one Share of par value US$0.0015, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares as set out in the Company’s memorandum and articles of association; (iv) the rounding of fractional entitlements to Shares in connection with the Share Consolidation up to the next whole Share; and (v) the change to the authorised share capital of the Company described above. Shareholders are also being asked to authorise and instruct each director, officer and authorised signatory of the Company from time to time to make all necessary or desirable filings with the Registrar of Companies of the Cayman Islands relating to the Share Consolidation.

Vote Required

An ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL TWO

APPROVAL OF THE COMPANY’S ADOPTION OF THE FIFTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION, IMMEDIATELY FOLLOWING THE SHARE CONSOLIDATION, TO REFLECT THE SHARE CONSOLIDATION

We are proposing to confirm, approve and ratify by a special resolution, immediately following the Share Consolidation, the adoption of the Company’s fifth amended and restated memorandum and articles of association, in substitution for, and to the exclusion of, the Company’s fourth amended and restated memorandum and articles of association, to reflect the Share Consolidation.

Vote Required

A special resolution which requires the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this Resolution. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Resolution. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Resolution, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS RESOLUTION.

PROPOSAL THREE

APPROVAL OF THE NEW SHARE CONSOLIDATION

General

The Board believes that it is in the best interest of the Company and its shareholders and is hereby soliciting Shareholder approval for a consolidation of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, for one time during a period of up to six (6) months after the date of the Meeting, at a consolidation ratio of sixteen (16) to one (1), with the effective time on the 10th trading day after closing price of the Class A Ordinary Shares fails to meet the bid price requirement (the “New Share Consolidation”). The consolidated shares will have the same rights and be subject to the same restrictions (save as to par value) as the existing Class A Ordinary Shares and Class B Ordinary Shares in the capital of the Company as set out in the Company’s articles of association.

The New Share Consolidation must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of more than half of the total votes duly cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The purpose of the New Share Consolidation is to ensure the Company’s compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price per share of the Company’s Class A Ordinary Shares. Such Share Consolidation must become effective within six (6) months from the date of the Meeting.

When implemented, the New Share Consolidation will affect all Shareholders uniformly and have no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the New Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GMM.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Company’s Class A Ordinary Shares.

To ensure the Company’s compliance with the Minimum Bid Price Rule, the Board determined that it was in the best interest of the Company and its shareholders to solicit the approval of the Shareholders for one New Share Consolidation.

In the event the Class A Ordinary Shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A Ordinary Shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board believes that the delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares; and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers and suppliers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A Ordinary Shares were to no longer be listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

Registration and Trading of our Class A Ordinary Shares

A Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. When a Share Consolidation is implemented, upon the approval of the Board, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date determined by the Board. In connection with any Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

No fractional shares will be issued in connection with the New Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of shares (after aggregating all fractional shares that would otherwise be received by a Shareholder) will instead be rounded up to the next whole number of shares.

Authorized Shares

At the time the New Share Consolidation is effective, the authorized share capital of the Company will be changed from US$1,020,000.00 divided into 600,000,000 Class A ordinary shares with a par value of US$0.0015 each and 80,000,000 Class B Ordinary Shares with a par value of US$0.0015 each to US$1,020,000.00 divided into 37,500,000 Class A ordinary shares with a par value of US$0.024 each and 5,000,000 Class B Ordinary Shares with a par value of US$0.024 each.

Street Name Holders of Class A Ordinary Shares

The Company intends that the New Share Consolidation will treat Shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as Shareholders whose shares are registered in their names. Nominees will be instructed to effect the New Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, Shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our Shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the New Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

Vote Required

An ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL FOUR

APPROVAL OF THE COMPANY’S ADOPTION OF A FURTHER AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION, CONDITIONAL UPON THE APPROVAL OF THE NEW SHARE CONSOLIDATION, TO REFLECT THE NEW SHARE CONSOLIDATION UPON ITS EFFECTIVENESS

We are proposing to approve by a special resolution, subject to approval by the shareholders of Proposal Three and immediately following the New Share Consolidation being effected, to adopt a further Amended and Restated Memorandum of Association of the Company attached as Annex A hereto, in substitution for, and to the entire exclusion of, the Amended and Restated Memorandum of Association of the Company then currently in effect, to reflect the New Share Consolidation.

Vote Required

A special resolution which requires the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this Resolution. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Resolution. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Resolution, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS RESOLUTION.

PROPOSAL FIVE

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE AND PROPOSAL FOUR.

Proposal Five, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. This Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Five is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three and Proposal Four.

Vote Required

This Proposal requires an ordinary resolution which requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the proposals above.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: August 11, 2026	By	Order of the Board of Directors

/s/ Haogang Yang
Haogang Yang
Chief Executive Officer, Director, and Chairman of the Board

Annex A

THE CAYMAN ISLANDS

THE COMPANIES ACT (AS REVISED)

[Sixth] Amended and Restated

Memorandum of Association of

GLOBAL MOFY AI LIMITED

(Adopted by special resolution passed on [DATE])

THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

[SIXTH] AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION OF

GLOBAL MOFY AI LIMITED

(Adopted by special resolution passed on [DATE])

1.	The name of the Company is GLOBAL MOFY AI LIMITED.

2.	The registered office will be situated at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or any other law of the Cayman Islands and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

4.	The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

5.	As an exempted company, the Company’s operations will be carried on subject to the provisions of Section 174 of the Companies Act (As Revised).

6.	The liability of each Shareholder is limited to the amount from time to time unpaid on such Shareholder’s share.

7.	The authorised share capital of the Company is US$1,020,000.00 divided into 37,500,000 Class A Shares of a par value of US$0.024 each and 5,000,000 Class B Shares of a par value of US$0.024 each, with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

8.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE CAYMAN ISLANDS

THE COMPANIES ACT (AS REVISED)

[Sixth] Amended and Restated

Articles of Association of

GLOBAL MOFY AI LIMITED

(Adopted by special resolution passed on [DATE])

THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

[SIXTH] AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

GLOBAL MOFY AI LIMITED

(Adopted by special resolution passed on [DATE])

TABLE A

The Regulations contained or incorporated in Table A in the First Schedule to the Companies Act (As Revised) shall not apply to the Company and the following Regulations shall comprise the Articles of Association of the Company:

INTERPRETATION

1.	In these Articles of Association the following terms shall have the meanings set opposite unless the context otherwise requires:-

“ADS”	means an American depository share representing an ordinary share in the Company.

“Articles”	means these Articles of Association.

“the Auditors”	means the auditors of the Company for the time being, if appointed.

“clear days”	in relation to a period of notice, means that period excluding: (i) the day when the notice is given or deemed to be given; and (ii) the day for which it is given or on which it is to take effect.

“Class A Share”	means a Class A ordinary share of a par value of US$0.024 in the capital of the Company, having the rights provided for in these Articles.

“Class B Share”	means a Class B ordinary share of a par value of US$0.024 in the capital of the Company, having the rights provided for in these Articles.

“Companies Act”	means the Companies Act (As Revised).

“Company”	means the above-named company.

“Designated Stock Exchange”	means Nasdaq in the United States of America for so long as the Company’s shares or ADSs are there listed and any other stock exchange on which the Company’s Shares or ADSs are listed for trading from time to time.

“Directors”	means the Directors of the Company for the time.

“Board of Directors”	being, or as the case may be, the Directors assembled as a Board or as a committee thereof.

“Electronic”	has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

“Electronic Record”	has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

“in writing”	means written, printed, lithographed, Electronic Record, photographed or telexed or represented by any other substitute for writing or partly one and partly another.

“Independent Director”	means a Director who is an independent director as defined in the listing rules of the Designated Stock Exchange as determined by the Board.

“Memorandum of Association”	means the Memorandum of Association of the Company, as amended from time to time.

“Ordinary Resolution”	means a resolution passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled. The expression includes a written resolution signed by the requisite majority in accordance with Article 75(b).

“Ordinary Share”	means an ordinary voting share in the capital of the Company.

“paid up”	includes credited as paid up.

“Registered Office”	means the registered office of the Company as provided in Section 50 of the Companies Act.

“Register of Members”	means the register to be kept by the Company in accordance with Section 40 of the Companies Act.

“Seal”	means the Common Seal (if any) of the Company including any facsimile thereof for use outside of the Cayman Islands.

“Secretary”	means any person appointed by the Directors to perform any of the duties of the secretary of the Company including any assistant secretary.

“share”	means a share of any class in the capital of the Company.

“Shareholder”	means a person whose name is entered in the Register of Members.

“signed”	includes a signature or representation of a signature affixed by mechanical means.

“Special Resolution”	a. means a resolution passed in accordance with Section 60 of the Companies Act, being a resolution passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and where a poll is taken regard shall be had in computing such a majority to the number of votes to which each Shareholder is entitled. The expression includes a unanimous written resolution signed by all of the Shareholders entitled to vote at such meeting.

2.	In these Articles, save where the context requires otherwise:

2.1.	words importing the singular number shall include the plural number and vice versa;

2.2.	words importing the masculine gender only shall include the feminine gender;

2.3.	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

2.4.	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

2.5.	a reference to an Article shall be to an Article of these Articles;

2.6.	a reference to a dollar or dollars or US$ is a reference to United States dollars, the lawful currency of the United States of America; and

2.7.	a reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced as soon after incorporation as the Directors see fit.

5.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARE CAPITAL

6.	[Intentionally omitted]

7.	Subject to any applicable provisions in the Memorandum of Association of the Company, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as the Directors may from time to time determine, and subject to the provisions of section 37 of the Companies Act, any share may be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

8.	Subject as otherwise provided in these Articles, all shares for the time being and from time to time unissued shall be under the control of the Directors, and may be redesignated, allotted, issued or otherwise disposed of in such manner, to such persons and on such terms as the Directors, in their absolute discretion, may think fit. The Directors may issue shares in separate classes and may issue shares of any class in different series.

9.	The Company shall not issue shares to bearer.

10.	The Company may, in so far as may be permitted by law, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

11.	The Directors shall keep or cause to be kept a Register of Members as required by Section 40 of the Companies Act at such place or places as the Directors may from time to time determine, and in the absence of any such determination, the Register of Members shall be kept at the registered office of the Company. The Company shall not be bound to register more than four persons as the joint holders of any share or shares. The title to shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the Register of Members may be maintained in accordance with section 40B of the Companies Act.

RIGHTS OF CLASS A SHARES AND CLASS B SHARES

12.	Except as otherwise provided in these Articles, holders of Class A Shares and Class B Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Shareholders. At a general meeting, each Class A Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Share shall entitle the holder thereof to twenty (20) votes on all such matters.

13.	Each Class A Share confers upon the holder thereof the right to receive dividends as provided for in these Articles. Class B Shares do not confer upon the holders thereof any rights to receive dividends.

14.	Class B Shares are not convertible into Class A Shares or any other class of shares under any circumstances. Class A Shares are not convertible into Class B Shares or any other class of shares under any circumstances.

15.	Except as set out in Articles 12, 13 and 14, the Class A Shares and the Class B Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

FRACTIONAL SHARES

16.	The Directors may issue fractions of a share up to such number of decimal places as they shall determine of any class or series of shares, and, if so issued, a fraction of a share (calculated to three decimal points) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole share of the same class or series of shares.

REPURCHASE OF SHARES

17.	Subject to the provisions of the Companies Act and to any rights for the time being conferred on the Shareholders holding a particular class of shares, the Company may purchase all or any of its own shares of any class including any redeemable shares on the terms and in the manner which the Directors determine at the time of such purchase. The Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of shares.

VARIATION OF RIGHTS ATTACHING TO SHARES

18.	The rights attaching to any class or series of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class or series) may be varied or abrogated with the consent in writing of the holders of more than one half of the issued shares of that class or series, or with the sanction of a resolution passed by a majority of more than one half of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series. To every such separate general meeting the provisions of these Articles relating to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall, unless otherwise provided by these Articles, be at least one person holding or representing by proxy at least one-third of the issued shares of the class or series and that any holder of shares of the class or series present in person or by proxy may demand a poll. Unless the terms on which a class of shares was issued state otherwise, the rights attaching to any class or series of shares shall be deemed not to be varied by the creation or issue of further shares ranking pari passu with the existing Shares of that class.

CERTIFICATES FOR SHARES

19.	A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or another person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate.

20.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

21.	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

22.	The Company shall have a first priority lien and charge on every partly paid or unpaid share for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first priority lien and charge on all partly paid or unpaid shares standing registered in the name of a Shareholder (whether held solely or jointly with another person) for all moneys presently payable by him or his estate to the Company, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien, if any, on a share shall extend to all distributions payable thereon.

23.	The Company may sell, in such manner as the Directors in their sole and absolute discretion think fit, any shares on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

24.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

25.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

26.	Subject to the terms of allotment, the Board of Directors may make calls on the Shareholders in respect of any monies unpaid on their shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made, each Shareholder shall pay to the Company the amount called on his shares as required by the notice.

27.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

28.	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid (i) at the rate fixed by the terms of allotment of the share or in the notice of the call, or (ii) if no rate is so fixed, at the rate of 10% per annum. The Directors shall be at liberty to waive payment of that interest wholly or in part.

29.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

30.	The Directors may make arrangements on the issue of partly paid shares for a difference between the Shareholders, or the particular shares, in the amount of calls to be paid and in the times of payment.

31.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OR SURRENDER OF SHARES

32.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

33.	The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

34.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect. The forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before the forfeiture. Despite the foregoing, the Board of Directors may determine that any share the subject of that notice be accepted by the Company as surrendered by the Shareholder holding that share in lieu of forfeiture.

35.	A forfeited or surrendered share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the former Shareholder who held that share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the share to the transferee.

36.	A person whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were payable by him to the Company in respect of the shares forfeited or surrendered, but his liability shall cease if and when the Company receives payment in full the amount unpaid on the shares forfeited or surrendered.

37.	A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited shares: (a) that the person making the declaration is a Director or Secretary of the Company, and (b) that the particular shares have been forfeited or surrendered on a particular date. Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

38.	The Company may receive the consideration, if any, given for a share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture or surrender and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and that person shall be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

39.	The provisions of these Articles as to forfeiture or surrender shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

40.	Subject to the following Articles about the transfer of shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Shareholder may transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors, executed:

(a)	where the shares are fully paid, by or on behalf of that Shareholder; and

(b)	where the Shares are nil paid or partly paid, by or on behalf of that Shareholder and the transferee.

The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

41.	Where the shares in question are not listed on, or subject to the rules of, the Designated Stock Exchange, the Directors may, in their absolute discretion, decline to register any transfer of shares that has not been fully paid up or is subject to a company lien. The Directors may also, but are not required to, decline to register any transfer of any share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the ordinary share to which it relates and such other evidence as the Board of Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary share;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If the Directors refuse to register a transfer of any shares, they shall, within one month after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of the refusal.

42.	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year.

43.	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

TRANSMISSION OF SHARES

44.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivor or survivors of the deceased, or the legal personal representatives of the deceased, shall be the only person or persons recognised by the Company as having any title to the share.

45.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or bankrupt person before the death or bankruptcy.

46.	A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Shareholder in respect of the share, be entitled, in respect of it, to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

47.	[Intentionally omitted]

48.	To the fullest extent permitted by the Companies Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c)	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

(d)	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of shares without nominal par value, diminish the number of Shares into which its capital is divided.

48A.	Whenever, as a result of a consolidation of shares, any Shareholders would become entitled to fractions of a share the Directors may on behalf of those Shareholders deal with the fractions as it thinks fit, including (without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the Directors acting in their sole discretion;

(b)	sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Act, the Company); or

(c)	distribute the net proceeds in due proportion among those Shareholders.

48B.	For the purposes of Article 48A, the Directors may authorise some person to execute an instrument of transfer of the shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

49.	Subject to the Companies Act and to any rights for the time being conferred on the Shareholders holding a particular class of shares, the Company may, by Special Resolution, reduce its share capital in any way.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

50.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholders for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not exceed in any case 45 days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register of Members shall be so closed for at least 10 days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

51.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

52.	If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

53.	The Directors may, whenever they think fit, convene a general meeting of the Company.

54.	General meetings shall also be convened on the written requisition of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company who hold not less than 30 per cent of the total voting rights in respect of the paid up voting share capital of the Company deposited at the registered office of the Company specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 clear days after the date of such deposit, the requisitionists themselves may, within three months after the end of that period of 45 clear days, convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

55.	If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

56.	At least five (5) clear days’ notice of any general meeting must be given to Shareholders. A notice of general meeting shall specify the place, the day and the hour of the meeting and, in case of special business, the general nature of that business, shall be given in the manner hereinafter provided to such persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of Shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, that meeting may be convened by such shorter notice. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all Shareholders. Notice of every general meeting shall also be given to the Directors and the Auditors. The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

57.	All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, and any report of the Directors or of the Auditors and the fixing of the remuneration of the Auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

58.	No business shall be transacted at any general meeting unless a quorum of Shareholders is present in person or by proxy at the meeting at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding Shares that represent not less than one-third of all voting power attached to all outstanding shares carrying the right to vote at such general meeting.

59.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same time and place seven (7) days hence, or to such other time or place as is determined by the Directors, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall be a quorum.

60.	If the Directors wish to make this facility available to Shareholders for a specific or all general meetings of the Company, a Shareholder who is entitled to participate in any specific or general meeting of the Company, may participate by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

61.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

62.	If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Shareholders present shall choose one of their number to be chairman of that meeting.

63.	The chairman may, with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting), adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 14 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

64.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or by at least two Shareholders having the right to vote on the resolution or by any Shareholder or Shareholders present who, individually or collectively, hold at least thirty per cent of the voting rights of all those who have a right to vote on the resolution, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

65.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

66.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall have a second or casting vote.

67.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

68.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

69.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may vote by proxy.

70.	Shareholders who are entitled to vote at a general meeting shall not be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares carrying the right to vote held by him have been paid.

71.	On a poll votes may be given either personally or by proxy. Every Shareholder who is entitled to vote at a general meeting and every person representing such a Shareholder as proxy shall have the number of votes attaching to each share of which such Shareholder or the Shareholder represented by the proxy is the holder.

72.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

73.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

74.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

75.	Written Resolutions:

(a)	Without limitation to section 60(1) of the Companies Act, Shareholders may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(i)	all Shareholders entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Shareholders;

(ii)	all Shareholders entitled so to vote:

(1)	sign a document; or

(2)	sign several documents in the like form each signed by one or more of those Shareholders; and

(iii)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Shareholders entitled to vote duly convened and held, is passed when all such Shareholders have so signified their agreement to the resolution.

(b)	Shareholders may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(i)	all Shareholders entitled to vote on the resolution are:

(1)	given notice of the resolution as if the same were being proposed at a meeting of Shareholders; and

(2)	notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of five (5) clear days beginning with the date that the notice is first given;

(ii)	the required majority of the Shareholders entitled so to vote:

(1)	sign a document; or

(2)	sign several documents in the like form each signed by one or more of those Shareholders; and

(iii)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Shareholders entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of five (5) clear days beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of 14 days beginning with the date that notice of it is first given.

(c)	If all Shareholders entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 28 (Notices) prior to the written resolution taking effect.

(d)	The Directors may determine the manner in which written resolutions shall be put to Shareholders. In particular, they may provide, in the form of any written resolution, for each Shareholder to indicate, out of the number of votes the Shareholder would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

(e)	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

76.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders or of the Board of Directors or of a committee of Directors, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholders or Director.

DIRECTORS

77.	The name of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

78.	The Directors shall have the power at any time, and from time to time, to appoint a person as an additional Director or persons as additional Directors.

79.	The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such number is fixed as aforesaid the number of Directors shall be unlimited and the minimum number of Directors shall be one. The Company may by Ordinary Resolution remove a Director at any time and may by Ordinary Resolution appoint another person in his stead. The Company may by Ordinary Resolution appoint additional Directors from time to time.

80.	Until otherwise determined by the Company by ordinary resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

81.	There shall be no shareholding qualification for Directors unless determined otherwise by the Company by Ordinary Resolution.

82.	Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

83.	The Directors shall not be required to retire by rotation.

ALTERNATE DIRECTOR AND PROXY

84.	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing, in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

85.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

86.	Subject to the provisions of the Companies Act, the Memorandum and these Articles, the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company. No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Companies Act, Shareholders may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

87.	Without prejudice to the generality of the foregoing, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

88.	The Directors may from time to time appoint any person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of President, one or more Vice-Presidents, Treasurer, Assistant Treasurer, Manager or Controller, and for such term, and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

89.	The Directors may appoint a Secretary (and if need be an Assistant Secretary or Assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or Assistant Secretary so appointed by the Directors may be removed by the Directors.

90.	The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Shareholders. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. Any such committee shall be made up of such number of Independent Directors as required from time to time by the listing rules of the Designated Stock Exchange or otherwise required by applicable law.

91.	The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

92.	The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

93.	Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

94.	The Board of Directors shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the listing rules of the Designated Stock Exchange). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the listing rules of the Designated Stock Exchange or otherwise required by applicable law.

95.	The Directors may from time to time and at any time, by power of attorney or in any other manner the Directors determine, appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney, agent or authorised signatory of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney, agent or authorised signatory as the Directors may think fit, and may also authorise any such attorney, agent or authorised signatory to delegate all or any of the powers, authorities and discretion vested in him.

96.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

97.	The Directors may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration. The Directors may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation under this Article may be made on such terms and subject to such conditions as the Directors thinks fit and the Directors may remove any person so appointed, and may revoke or vary any delegation.

DISQUALIFICATION OF DIRECTORS

98.	The office of Director shall be vacated, if the Director:

(a)	is prohibited by the law of the Cayman Islands from acting as a director;

(b)	is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	resigns his office by notice to us;

(d)	only held office as a director for a fixed term and such term expires;

(e)	becomes, in the opinion of a registered medical practitioner by whom he is being treated, physically or mentally incapable of acting as a director;

(f)	is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other Directors, is absent from meetings of Directors for continuous period of six months.

PROCEEDINGS OF DIRECTORS

99.	The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and the Secretary or Assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

100.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting. Every Director may be reimbursed for travel, hotel and other expenses incurred by him in attending meetings of the Directors, any committee of the Directors or general meetings of the Company or in connection with the business of the Company.

101.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors shall be two, and if there be one Director the quorum shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

102.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

103.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to any rules of the Designated Stock Exchange and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the Director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

104.	[Intentionally omitted]

105.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

106.	Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

107.	The Directors shall cause minutes to be made in books provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

108.	When the chairman of a meeting of the Directors signs the minutes of such meeting those minutes shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

109.	A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. Any such resolution may consist of several documents in the like form signed by one or more of the Directors.

110.	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

111.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

112.	A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the meeting, the members present may choose one of their number to be chairman of the meeting.

113.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

114.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

THE SEAL AND DEEDS

115.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or the Secretary (or an Assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

116.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose.

117.	Notwithstanding the foregoing, the Secretary or any Assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

118.	The Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by a Director, the Secretary (or an Assistant Secretary) or any one or more persons as the Directors may appoint for the purpose.

DIVIDENDS

119.	Subject to any rights and restrictions for the time being attached to any class or series of shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

120.	Subject to any rights and restrictions for the time being attached to any class or series of shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

121.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than shares) as the Directors may from time to time think fit.

122.	Any dividend may be paid by cheque sent through the post to the registered address of the Shareholder or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Shareholder or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Shareholder or person entitled, or such joint holders as the case may be, may direct.

123.	The Directors when paying dividends to the Shareholders in accordance with the provisions of these Articles may make such payment either in cash or in specie.

124.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, all dividends shall be declared and paid according to the amount paid on the shares, but if and so long as nothing is paid up on any of the shares dividends may be declared and paid according to the par value of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

125.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

126.	Unless provided for by the rights attaching to a share, no dividend shall bear interest against the Company.

127.	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

ACCOUNTS AND AUDIT

128.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

129.	The books of account shall be kept at the registered office of the Company, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

130.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by the Company by Ordinary Resolution.

131.	The Company may appoint Auditors but shall not be required to do so and if the Company appoints Auditors the Company’s accounts shall be audited in such manner as may be determined from time to time by the Company by Special Resolution or failing such determination by the Directors. The Auditors shall be appointed in general meeting or failing which by the Directors.

SHARE PREMIUM ACCOUNT

132.	The Directors shall in accordance with Section 34 of the Companies Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share.

133.	There shall be debited to any share premium account on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Companies Act, out of capital.

CAPITALISATION OF PROFITS

134.	The Directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

135.	The amount resolved to be capitalised must be appropriated to the Shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Shareholder so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Shareholder’s shares;

(b)	by issuing fully paid up shares, debentures or other securities of the Company to that Shareholder or as that Shareholder directs. The Directors may resolve that any shares issued to the Shareholder in respect of partly paid up shares rank for dividend only to the extent that the partly paid up shares rank for dividend for so long as such shares are not fully paid up.

NOTICES

136.	Any notice or document may be served by the Company or by the person entitled to give notice to any Shareholder either personally, by facsimile, by email or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Shareholder at his address as appearing in the Register of Members. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

137.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

138.	Any notice or other document, if served by (a) post, shall be deemed to have been served five (5) days after the time when the letter containing the same is posted or, (b) facsimile or email, shall be deemed to have been served upon transmission to the correct facsimile number or email address, or (c) recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service. In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

139.	Any notice or document delivered or sent by post, left at the registered address of any Shareholder or sent by facsimile transmission or email in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

140.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other person shall be entitled to receive notices of general meetings.

INDEMNITY

141.	To the extent permitted by law, the Company shall indemnify each existing or former Secretary, Director (including alternate Directors) and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary, Director (including alternate Directors) or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s, Director’s (including alternate Directors’) or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary, Director (including alternate Directors) or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Secretary, Director (including alternate Directors) or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

142.	To the extent permitted by the Companies Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary, Director (including alternate Directors) or Officer of the Company in respect of any matter identified in the preceding Article on condition that the Secretary, Director (including alternate Directors) or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary, Director (including alternate Directors) or that Officer for those legal costs.

NON-RECOGNITION OF TRUSTS

143.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not (unless required by law) be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent or future interest in any of its shares or any other rights in respect thereof except an absolute right to the entirety thereof in each Shareholder registered in the Register of Members.

WINDING UP

144.	If the Company is wound up, the Shareholders may, subject to these Articles and any other sanction required by the Companies Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Shareholders or different classes of Shareholders;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Shareholders and those liable to contribute to the winding up.

145.	No Shareholder shall be compelled to accept any assets if an obligation attaches to them.

146.	The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

AMENDMENT OF ARTICLES OF ASSOCIATION

147.	Subject to the Companies Act and the rights attaching to any class or series of shares, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

ORGANISATION EXPENSES

148.	The preliminary and organisation expenses incurred in forming the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

FINANCIAL YEAR

149.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 30 September in each year.

REGISTRATION BY WAY OF CONTINUATION

150.	The Company shall, subject to the provisions of the Companies Act and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.